Exhibit 99.1

Sierra Metals Reports Strong Q4-2019 Financial Results at Its Sociedad Minera Corona Subsidiary in Peru

TORONTO--(BUSINESS WIRE)--February 18, 2020--Sierra Metals Inc. (TSX:SMT, BVL:SMT) (“Sierra Metals” or the “Company”) announces the filing of Sociedad Minera Corona S.A.’s (“Corona”) audited Financial Statements and the Management Discussion and Analysis (“MD&A”) for the fourth quarter of 2019 (“Q4 2019”).

The Company holds an 81.8% interest in Corona. All amounts are presented in US dollars unless otherwise stated and have not been adjusted for the 18.2% non-controlling interest.

Corona’s Highlights for the Three Months Ended December 31, 2019

  Revenues of US$42.2 million vs. US$39.2 million in Q4 2018
  Adjusted EBITDA of US$17.9 million vs. US$17.6 million in Q4 2018
  Total tonnes processed of 321,701, a 20% increase and a new record vs. 268,363 in Q4 2018
  Net production revenue per tonne of ore milled decreased by 5% to US$136.82
  Cash cost per zinc equivalent payable pound lower by 17% at US$0.43 in Q4 2019
  All in sustaining cost (“AISC”) per zinc equivalent payable increased 11% to US$0.81 in Q4 2019
  Zinc equivalent production of 58.1 million pounds vs. 40.6 million pounds in Q4 2018
  US$35.0 million of cash and cash equivalents as at December 31, 2019
  US$61.8 million of working capital as at December 31, 2019

The Company achieved record quarterly equivalent metal production and ore throughput from the Yauricocha Mine during Q4 2019, which has helped continue to make up for the lost production realized during the illegal strike in March and April 2019. Revenues increased by 8%, and Adjusted EBITDA increased by 2% during Q4 2019 compared to Q4 2018. Cash flows generated during Q4 2019 allowed the Company to fund its capital expenditure programs despite a challenging base metal price environment and significant increases in zinc treatment and refining costs. Cash costs per zinc equivalent payable pound were 17% lower while AISC per zinc equivalent payable pound were 11% higher in Q4 2019 compared to Q4 2018. Additionally, there was a build-up of approximately 4,160 tonnes of saleable concentrate including copper concentrate (978 lbs.), zinc concentrate (2,369 lbs.) and lead concentrate (816 lbs.) that was not shipped in Q4 2019 which affected revenue and realized metal production, but which is expected to be realized in Q1 2020.

Igor Gonzales, President and CEO of Sierra Metals commented, “I am pleased with Yauricocha’s performance in the fourth quarter which saw increases to revenue and consistent adjusted EBITDA compared to the same quarter in 2018. However, we realized both lower revenue and adjusted EBITDA on a year over year basis due to lower incomes resulting from increases to Zinc treatment and refining charges and a concentrate inventory build-up that was not shipped. We continue to reap the benefits of investments made at the Mine through increases in production tonnage as well as through lower cash costs, however we have seen a small increase in AISC due to higher treatment charges, sustaining capital costs and a small decrease in the net production revenue per tonne of ore milled mainly due to lower incomes.”

He continued, “Looking ahead, 2020 continues to be an important time for projects, improvements, and exploration at Yauricocha. We recently completed and published the Yauricocha NI 43-101 Reserve and Resource Update. We are continuing surface drilling at Don Leona and Kilcaska which are high value, exploration targets and will hopefully have some news flow with results before the end of the first quarter. Additionally, work has been completed on the next level of the tailings deposition facility, needed for the expansion of Yauricocha to the 3,600 tonnes per day level. Furthermore, we continue to sink the Yauricocha shaft towards the 1270 level to provide the Company access to further reserves and resources in the Mine. Finally, work has commenced on the ramp connecting the 820 level with the 720 level of the Yauricocha Mine providing for an additional 10,000 tonnes per month of increased capacity to move ore and waste from the Mine. These improvements will assist us with the increase of production levels to the 3,600 tonne per day level at Yauricocha once the required permits are received from the authorities.”

He concluded, Corona continues to have a solid balance sheet and strong liquidity. Management remains optimistic that continued operational efficiencies and future operational and resource growth are possible at Yauricocha.”

The following table displays selected financial information for the three months and year ended December 31, 2019:

(In thousands of US dollars, except cash cost and revenue	Three Months Ended			Twelve Months Ended
per tonne metrics)	Dec 31, 2019	Dec 31, 2018	Var %	Dec 31, 2019	'Dec 31, 2018	Var %
Revenue	$42,231	39,183	8%	155,983	168,657	-8%
Adjusted EBITDA (1)	17,934	17,582	2%	63,971	82,746	-23%
Cash Flow from operations	17,451	17,711	-1%	62,990	83,178	-24%
Gross profit	18,013	17,895	1%	66,010	86,605	-24%
Income Tax Expense	(4,284)	(5,435)	-21%	(17,529)	(27,138)	-35%
Net Income	10,303	7,848	31%	34,611	46,131	-25%
Net production revenue per tonne of ore milled (2)	136.82	144.11	-5%	140.46	152.02	-8%
Cash cost per tonne of ore milled (2)	77.91	69.37	12%	69.60	63.23	10%
Cash cost per zinc equivalent payable pound (2)	0.43	0.52	-17%	0.45	0.52	-13%
All-In Sustaining Cost per zinc equivalent payable pound (2)	$0.81	0.73	11%	0.78	0.73	7%
(In thousands of US dollars, unless otherwise stated)	Dec 31, 2019	Dec 31, 2018
Cash and cash equivalents	$35,004	17,898
Assets	200,474	169,034
Liabilities	46,034	49,205
Equity	154,440	119,829

1 Adjusted EBITDA includes adjustments for depletion and depreciation, interest expense and other financing costs, interest income, share-based compensation, Foreign Exchange (gain) loss and income taxes; see non-IFRS Performance Measures section of the Company’s MD&A.

2 All-In Sustaining Cost per zinc equivalent pound sold are non-IFRS performance measures and include cost of sales, treatment and refining charges, sustaining capital expenditures, general and administrative expense, and selling expense, and exclude workers' profit sharing, depreciation, and other non-cash provisions; Cash cost zinc equivalent pound sold, net production revenue per tonne of ore milled, and cash cost per tonne of ore milled are non-IFRS performance measures; see non-IFRS Performance Measures section of the Company’s MD&A.

Corona’s Financial Highlights for the Three Months and Year Ended December 31, 2019

  Revenues of $42.2 million for Q4 2019 compared to $39.2 million in Q4 2018 and revenues of $156.0 million for the year ended December 31, 2019, compared to $168.7 million for the same period in 2018. The increase in revenues for Q4 2019 compared to Q4 2018 was largely driven by higher production due to a 20% increase in tonnes processed, higher head grades for all metals, except silver and copper, and higher recoveries for all metals. Revenues were higher for the quarter despite significant increases to zinc treatment and refining charges and unsold inventory of approximately 4,160 tonnes of concentrate at year end. The 8% decrease in revenues for the year ended December 31, 2019, compared to the same period in 2018 was due to increased zinc treatment and refining charges off set by an 1% increase in tonnes processed, higher head grades for all metals and higher recoveries for all metals except zinc and an increase in silver prices (5%) and gold prices (11%).
  Cash cost per zinc equivalent pound sold at the Yauricocha Mine of $0.43 for Q4 2019 compared to $0.52 for Q4 2018 and $0.45 for the year ended December 31, 2019, compared to $0.52 for the same period in 2018. All-in sustaining cost (“AISC”) per zinc equivalent pound sold of $0.81 for Q4 2019 compared to $0.73 for Q4 2018 and $0.78 for the year ended December 31, 2019, compared to $0.73 for the same period in 2018. The increase in the AISC per zinc equivalent payable pound for Q4 2019 and full year 2019 as compared to the same periods in 2018 was a combined result of higher zinc treatment and refining charges and higher sustaining costs offset partially by the impact of higher zinc equivalent payable pounds sold.
  Adjusted EBITDA of $17.9 million for Q4 2019 compared to $17.6 million for Q4 2018 and $64.0 million for the year ended December 31, 2098, compared to $82.7 million for the same period in 2018. The consistent adjusted EBITDA for Q4 2019 and the decreased in adjusted EBITDA for year ended December 31, 2019, compared to the same periods in 2018, was due to the decrease in revenues discussed previously.
  Operating cash flows before movements in working capital of $18.3 million for Q4 2019, compared to US$17.3 million for Q4 2018, and $63.9 million for the year ended December 31, 2019, compared to $83.2 million for the same period in 2018. The consistent operating cash flows before movements in working capital for Q4 2019 and the decreased operating cash flows before movements in working capital year ended December 31, 2019, compared to the same periods in 2018 was primarily due to the decrease in revenues, discussed previously.
  Cash and cash equivalents of $35.0 million as at December 31, 2019, compared to $17.9 million as at December 31, 2018. Cash and cash equivalents increased by $17.1 million which was driven by operating cash flows of $17.5 million, repayment of loan by related parties of $9.8 million, offset by capital expenditures of $25.9 million and repayment of short-term working capital loan of $5.0 million.
  Net income of $10.3 million, or $0.29 per share for Q4 2019 compared to net income of $7.8 million, or $0.22 per share for Q4 2018. Net income of $34.6 million, or $0.96 per share, for the year ended December 31, 2019, compared to $46.1 million, or $1.28 per share, for the same period in 2018.

Corona’s Operational Highlights for the Three Months and Year Ended December 31, 2019:

The following table displays the production results for the three months and year ended December 31, 2019, for further production details please refer the Company’s Q4 production press release dated January 23, 2020:

Yauricocha Production	3 Months Ended			12 Months Ended
	Q4 2019	Q4 2018	% Var.	Q4 2019	Q4 2018	% Var.

Tonnes processed	321,701	268,363	20%	1,116,919	1,106,649	1%
Daily throughput	3,677	3,067	20%	3,191	3,162	1%

Silver grade (g/t)	60.14	64.06	-6%	63.24	60.32	5%
Copper grade	1.05%	1.06%	-1%	1.06%	0.97%	9%
Lead grade	1.55%	1.51%	3%	1.57%	1.30%	21%
Zinc grade	4.05%	3.41%	19%	3.72%	3.55%	5%
Gold Grade (g/t)	0.60	0.57	5%	0.59	0.58	2%

Silver recovery	79.75%	72.66%	10%	79.20%	72.85%	9%
Copper recovery	75.49%	74.89%	1%	77.05%	70.84%	9%
Lead recovery	88.39%	84.42%	5%	89.33%	83.75%	7%
Zinc recovery	89.11%	87.07%	2%	88.52%	88.74%	0%
Gold Recovery	21.22%	17.20%	23%	19.74%	16.63%	19%

Silver production (000 oz)	496	402	24%	1,799	1,563	15%
Copper production (000 lb)	5,648	4,702	20%	20,059	16,741	20%
Lead production (000 lb)	9,691	7,528	29%	34,548	26,520	30%
Zinc production (000 lb)	25,590	17,545	46%	81,083	76,761	6%
Gold Production (oz)	1,322	850	55%	4,165	3,403	22%

Zinc equivalent pounds (000's)(1)	58,102	40,640	43%	187,672	157,151	19%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices: $17.42/oz Ag, $2.69/lb Cu, $0.92/lb Pb, $1.07/lb Zn, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2018 were calculated using the following realized prices: $14.63/oz Ag, $2.77/lb Cu, $0.89/lb Pb, $1.16/lb Zn, $1,238/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2019 were calculated using the following realized prices: $16.29/oz Ag, $2.73/lb Cu, $0.91/lb Pb, $1.14/lb Zn, $1,404/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2018 were calculated using the following realized prices: $15.65/oz Ag, $2.96/lb Cu, $/1.02lb Pb, $1.31/lb Zn, $1,269/oz Au.

Quality Control

All technical production data contained in this news release has been reviewed and approved by Americo Zuzunaga, FAusIMM (CP Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM (CP Metallurgist) and Vice President Special Projects and Metallurgy and a chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is a Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading “Risk Factors” in our Annual Information Form dated March 28, 2019 in respect of the year ended December 31, 2018 and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
VP, Corporate Development
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1 (416) 366-7777

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1 (416) 366-7777